                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------


                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. )(1)


                                 eUNIVERSE, INC.
                 ---------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                 ---------------------------------------------
                         (Title of Class of Securities)

                                  298 412 10 7
                 ---------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
                 ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1 (b)
                  [ ]      Rule 13d-1 (c)
                  [X]      Rule 13d-1 (d)



-----------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298 412 10 7               13G                       Page 2 of 8 Pages


--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    1 The Joseph W. & Patricia G. Abrams Living Trust Under Trust Agreement dated March 16, 1994
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                      (b)  [ ]
    2
--------------------------------------------------------------------------------
           SEC USE ONLY

    3
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION

    4      [insert state under which Trust was formed]
--------------------------------------------------------------------------------
                                  SOLE VOTING POWER

                            5     See Item 4(c)
                        --------------------------------------------------------
     NUMBER OF                    SHARED VOTING POWER
      SHARES
   BENEFICIALLY             6     See Item 4(c)
     OWNED BY           --------------------------------------------------------
  EACH REPORTING                  SOLE DISPOSITIVE POWER
   PERSON WITH
                            7     See Item 4(c)
                        --------------------------------------------------------
                                  SHARED VOTING POWER

                            6     See Item 4(c)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   9      881,594 shares
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

  10      CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  11      5.4%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

  12      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 298 412 10 7               13G                       Page 3 of 8 Pages

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Joseph W. Abrams, as Trustee and Beneficiary of the Joseph W.
           & Patricia G. Abrams Living Trust Under
    1      Trust Agreement dated March 16, 1994
--------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                   (b)  [ ]
    2
--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION

    4      United States

--------------------------------------------------------------------------------
                                  SOLE VOTING POWER

                          5      See Item 4(c)
                        --------------------------------------------------------
   NUMBER OF                     SHARED VOTING POWER
     SHARES
 BENEFICIALLY             6      See Item 4(c)
   OWNED BY             --------------------------------------------------------
     EACH                        SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH              7      See Item 4(c)
                        --------------------------------------------------------
                                 SHARED VOTING POWER

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   9      881,594 shares

--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

  10      CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  11      5.4%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

  12      IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 298 412 10 7               13G                       Page 4 of 8 Pages

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Patricia G. Abrams, as Beneficiary of the Joseph W. & Patricia G.
    1      Abrams Living Trust Under Trust Agreement dated March 16, 1994
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                      (b)  [ ]
    2
--------------------------------------------------------------------------------
           SEC USE ONLY

    3
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION

    4      United States
--------------------------------------------------------------------------------
                                  SOLE VOTING POWER

                           5      See Item 4(c)
                        --------------------------------------------------------
      NUMBER OF                   SOLE VOTING POWER
       SHARES
    BENEFICIALLY           6      See Item 4(c)
     OWNED BY           --------------------------------------------------------
       EACH
    REPORTING
   PERSON WITH             7      See Item 4(c)
                        --------------------------------------------------------
                                  SHARED DISPOSITIVE POWER

                           8      See Item 4(c)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   9      881,594 shares
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

  10      CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  11      5.4%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

  12      IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 298 412 10 7               13G                       Page 5 of 8 Pages


ITEM 1(a).      NAME OF ISSUER:  eUniverse, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 101 North
                Plains Industrial Road, Wallingford, CT 06492.

ITEM 2(a).      NAME OF PERSON FILING: (1) The Joseph W. & Patricia G. Abrams
                Living Trust (the "Trust") Under Trust Agreement dated March 16,
                1994 (the "Trust Agreement"); (2) Joseph W. Abrams, as Trustee and Beneficiary of the Trust; and (3) Patricia G. Abrams, as
                Beneficiary of the Trust.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                Address of the Trust: [insert address of the Trust used on its tax returns] Address of Joseph W. and Patricia G. Abrams: 131
                Laurel Grove Ave., Kentfield, CA 94904.

ITEM 2(c). CITIZENSHIP: The Trust was formed under the laws of the State of [__________]. Each of Joseph W. and Patricia G. Abrams is a citizen of the United States.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share

ITEM 2(e).      CUSIP NUMBER:  298 412 10 7

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
                13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: not applicable

      (a)       [ ] Broker or dealer registered under Section 15 of the Exchange Act;

      (b)       [ ] Bank as defined in Section 3 (a) (6) of the Exchange Act;

      (c)       [ ] Insurance company as defined in Section 3 (a) (19) of the Exchange Act;

      (d)       [ ] Investment company registered under Section 8 of the Investment
                    Company Act;

      (e)       [ ] An Investment Adviser in accordance with Rule 13d-1 (b) (1) (ii)
                    (E);

      (f)       [ ] An employee benefit plan or endowment fund in accordance with
                    Rule 13d-1 (b) (1) (ii) (F);

      (g)       [ ] A parent holding company or control person in accordance with
                    Rule 13d-1 (b) (ii) (G);

      (h)       [ ] A savings association as defined in Section 3 (b) of the Federal
                    Deposit Insurance Act;

      (i)       [ ] A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment
                    Company Act;

      (j)       [ ] Group, in accordance with Rule 13d-1 (b) (1) (ii) (J)

      If this statement is filed pursuant to Rule 13d-1 (c), check this box. [ ]

CUSIP No. 298 412 10 7               13G                       Page 6 of 8 Pages


ITEM 4. OWNERSHIP.

    (a) Amount Beneficially Owned: The Trust may be deemed to beneficially own the 881,594 shares of Common Stock held in the Trust. Joseph W. Abrams, as Trustee of the Trust, also may be deemed to beneficially own the 881,594 shares of Common Stock held in the Trust. In addition, since under the terms of the Trust Agreement, each of Joseph W. and Patricia
         G. Abrams, as beneficiary, has the present right to revoke with respect to 50% of the shares of Common Stock held in the Trust, Patricia G. Abrams may be deemed to beneficially own 440,797 shares of Common Stock held in the Trust. Notwithstanding the foregoing, if pursuant to applicable rules and regulations promulgated by the Securities and Exchange Commission (the "Commission"), pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Patricia G. Abrams is deemed to beneficially own shares of Common Stock beneficially owned by her husband, Joseph W. Abrams, then Patricia G. Abrams may be deemed to beneficially own all 881,594 shares of Common Stock held be the Trust.

    (b) Percent of Class: The 881,594 shares of Common Stock held by the Trust and beneficially owned by the reporting persons as disclosed pursuant to Item 4(a) above represents 5.4% of the issued and outstanding shares of Common Stock. The 440,797 shares of Common Stock as to which Patricia G. Abrams has the present right to revoke pursuant to the terms of the Trust Agreement, as disclosed pursuant to Item 4(a) above, represents 2.7% of the issued and outstanding shares of Common Stock

    (c)  Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: Under the terms of the Trust Agreement, Joseph W. Abrams, as sole Trustee of the Trust, has the sole power to vote or to direct the vote of the 881,594 shares of Common Stock owned by the Trust. Notwithstanding the foregoing, since Patricia G. Abrams has the present right under the terms of the Trust Agreement to revoke the Trust to the extent of 50% of the shares of Common Stock held by the Trust, Patricia G. Abrams may be deemed to share the power to vote or direct the vote of 440,797 shares of Common Stock held by the Trust.

             (ii)  shared power to vote or to direct the vote: As disclosed in
                   Item 4(c)(i) above, since Patricia G. Abrams has the present right under the terms of the Trust Agreement to revoke the Trust to the extent of 50% of the shares of Common Stock held by the Trust, Patricia G. Abrams may be deemed to share with Joseph W. Abrams the power to vote or direct the vote of 440,797 shares of Common Stock held by the Trust. Notwithstanding the foregoing, if pursuant to applicable rules and

CUSIP No. 298 412 10 7               13G                       Page 7 of 8 Pages


                   regulations promulgated by the Commission pursuant to the Securities Act Patricia G. Abrams is deemed to beneficially own shares of Common Stock beneficially owned by her husband, Joseph W. Abrams, then Patricia G. Abrams may be deemed to share with Joseph W. Abrams the power to vote or direct the vote of all 881,594 shares of Common Stock held be the Trust.

             (iii) sole power to dispose or to direct the disposition of: Under the terms of the Trust Agreement, Joseph W. Abrams, as sole Trustee of the Trust, has the sole power to dispose or to direct the disposition of the 881,594 shares of Common Stock owned by the Trust. Notwithstanding the foregoing, since Patricia G. Abrams has the present right under the terms of the Trust Agreement to revoke the Trust to the extent of 50% of the shares of Common Stock held by the Trust, Patricia G. Abrams may be deemed to share the power to dispose or direct the disposition of 440,797 shares of Common Stock held by the Trust.

             (iv) shared power to dispose or to direct the disposition of: As disclosed in Item 4(c)(iii) above, since Patricia G. Abrams has the present right under the terms of the Trust Agreement to revoke the Trust to the extent of 50% of the shares of Common Stock held by the Trust, Patricia G. Abrams may be deemed to share with Joseph W. Abrams the power to dispose or direct the disposition of 440,797 shares of Common Stock held by the Trust. Notwithstanding the foregoing, if pursuant to applicable rules and regulations promulgated by the Commission pursuant to the Securities Act Patricia G. Abrams is deemed to beneficially own shares of Common Stock beneficially owned by her husband, Joseph W. Abrams, then Patricia G. Abrams may be deemed to share with Joseph W. Abrams the power to dispose or direct the disposition of all 881,594 shares of Common Stock held be the Trust.


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable.

CUSIP No. 298 412 10 7               13G                       Page 8 of 8 Pages


ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable.

ITEM 10.     CERTIFICATIONS.

             Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2000                    The Joseph W. and Patricia G. Abrams
                                           Living Trust Under Trust Agreement
                                           dated March 16, 1994


                                           By     /s/ Joseph W. Abrams
                                              ----------------------------------
                                               Joseph W. Abrams, as Trustee

                                                  /s/ Joseph W. Abrams
                                              ----------------------------------
                                               Joseph W. Abrams, as Trustee and
                                               Beneficiary of the Trust


                                                  /s/ Patricia G. Abrams
                                              ----------------------------------
                                               Patricia G. Abrams, as Trustee
                                               and Beneficiary of the Trust